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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


            HORIZON FINANCIAL SERVICES CORPORATION
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                          (Name of Issuer)

               Common Stock, par value $.01 per share
--------------------------------------------------------------
                  (Title of Class of Securities)

                          44041R 10 9
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                         (CUSIP Number)

                      Thomas L. Gillespie
   301 First Avenue East, Oskaloosa, Iowa  52577 (515) 673-8328
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(Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         October 27, 1996
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No. 44041R 10 9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Thomas L. Gillespie - ###-##-####
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                       (b)  X
                                                           ---
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                        __
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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     NUMBER OF      7.   SOLE VOTING POWER
                          9,798 (see Item 5)
     SHARES         -----------------------------------------
                    8.   SHARED VOTING POWER
     BENEFICIALLY        12,722 (see Item 5)
                    -----------------------------------------
     OWNED BY       9.   SOLE DISPOSITIVE POWER
                          6,972 (see Item 5)
     EACH REPORTING -----------------------------------------
                    10.  SHARED DISPOSITIVE POWER
     PERSON WITH         14,536 (see Item 5)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,520 (see Item 5)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES                                           __
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
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14.  TYPE OF REPORTING PERSON

     IN
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Item 1.   Security and Issuer
          --------------------

     The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Horizon Financial Services Corporation (the "Company"), Oskaloosa, Iowa, a savings bank holding company with its main office located at 301 First Avenue East, Oskaloosa, Iowa 52577.

Item 2.   Identity and Background
          -----------------------

     The name and address of the person filing this statement is Thomas L. Gillespie, 301 First Avenue East, Oskaloosa, Iowa. Mr. Gillespie is a director and the Vice-President of the Company and its subsidiary Horizon Federal Savings Bank ("Horizon Federal") at the address stated above. During the last five years, Mr. Gillespie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Gillespie is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     On June 28, 1994, in connection with the Company's initial public offering of Common Stock, Mr. Gillespie acquired 900 shares through his individual retirement account and 6,600 shares held jointly with his wife. On the same date, Mr. Gillespie's wife acquired, in her own name, 1,600 shares of Common Stock, as well as 900 shares for her individual retirement account. The foregoing purchases were made with personal funds for an aggregate purchase price of $100,000. Mr. Gillespie's wife subsequently acquired 3,622 shares of the Company's Common Stock through inheritance on August 1, 1996.

     In addition, on October 27, 1994, 2,530 shares of Common
Stock were awarded to Mr. Gillespie pursuant to the Company's Recognition and Retention Plan (the "RRP"). One-Fifth, or 506, of the shares of Common Stock covered by the award to Mr.
Gillespie vested on October 27, 1994, 1995 and 1996, respectively, for a total of 1,518 shares, with the remaining
1,012 shares of Common Stock scheduled to vest in equal installments on October 27, 1997 and 1998, subject to Mr. Gillespie's continued service as an officer and/or director of the Company. Such shares do not vest in any year in which the
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Company is not in compliance with all applicable regulatory capital requirements. Mr. Gillespie was also granted as of October 27, 1994, options to purchase 7,590 shares of Common
Stock pursuant to the Company's 1994 Stock Option and Incentive
Plan (the "Stock Option Plan"), of which options relating to 4,554 shares of Common Stock are vested. The remaining 3,036 options are scheduled to vest in equal installments on October
27, 1997 and 1998, subject to Mr. Gillespie's continued service as an officer and/or director of the Company. Mr. Gillespie also had 1,814 shares allocated to his account under Horizon
Financial's Employee Stock Ownership Plan (the "ESOP") as of
October 15, 1996. As a result, Mr. Gillespie owns in excess of five percent of Horizon Financial Common Stock.


Item 4.   Purpose of Transaction
          ----------------------

     All of the shares purchased or otherwise acquired by Mr. Gillespie were acquired for investment. Mr. Gillespie may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Company for investment or dispose of shares of the Company. As a director and Vice President the Company, Mr. Gillespie regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

     Except as noted above, Mr. Gillespie has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer
          -------------------------------------

     The aggregate number of shares of Common Stock beneficially owned by Mr. Gillespie for the purpose of this statement is 22,520 shares representing 5.24% of the shares of Common Stock outstanding on the date hereof. Such amount includes options granted to Mr. Gillespie to purchase 4,554 shares of Common Stock pursuant to the Stock Option Plan and includes 2,530 shares of restricted stock awarded to Mr. Gillespie pursuant to the RRP.
Of the 22,520 shares owned beneficially by Mr. Gillespie, Mr. Gillespie has: (1) sole voting and dispositive power with respect to the 900 shares of Common Stock owned individually through Mr. Gillespie's individual retirement account; (2) shared voting and dispositive power with his wife with respect to the 6,600 shares of Common Stock owned by them jointly and the 6,122 shares of Common Stock owned by his wife individually; (3) sole voting and shared dispositive power with the trustees of the ESOP with respect to 1,814 shares of Common Stock allocated to Mr. Gillespie under the ESOP; (4) sole voting and dispositive power with respect to the 1,518 shares of Common Stock vested under the RRP; (5) sole voting but no dispositive power with respect to the remaining 1,012 shares of unvested, restricted Common Stock under the RRP; and (6) sole voting and dispositive power with respect to vested options to purchase 4,554 shares of Common Stock granted pursuant to the Stock Option Plan.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Gillespie.

     Not included in the above amount are options to purchase
3,036 shares of Common Stock granted to Mr. Gillespie pursuant to the Stock Option Plan. These remaining options are scheduled to vest in equal amounts on October 27, 1997 and 1998, subject to Mr. Gillespie's continued service as an officer and/or director of the Company or the Bank. Therefore, on July 29, 1998, Mr. Gillespie will be deemed to be the beneficial owner of 25,556 shares of Common Stock. Assuming the Company's aggregate number of issued and outstanding shares of Common Stock remains at 425,540 shares (the number of issued and outstanding shares of Common Stock as of the date of this filing exclusive of the unvested options) and that there are no other changes in Mr. Gillespie's beneficial ownership of Common Stock, then Mr.
Gillespie will beneficially own 5.90% of the Company's stock on July 29, 1998.

     Mr. Gillespie shares voting and dispositive power of certain shares with his spouse, Martha A. Gillespie. Ms. Gillespie's address is 512 2nd Avenue East, Oskaloosa, Iowa 52577. Ms. Gillespie is an elementary school teacher. During the last five years, Ms. Gillespie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Ms. Gillespie is a citizen of the United States of America.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Securities of the
          Issuer
          ------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Gillespie and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Company Common Stock beneficially owned by Mr. Gillespie is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.   Material to be Filed as Exhibits
          ---------------------------------

     None.
                                SIGNATURE
                                ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: October 28, 1996             /s/ Thomas L. Gillespie
      -----------------            --------------------------
                                    Thomas L. Gillespie